Room 4561

May 12, 2005

Cristobal Conde
President and Chief Executive Officer
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, Pennsylvania 19087

Re:	SunGard Data Systems Inc.
	Schedule 13E-3 - File No. 5-38060, filed April 12, 2005
	Schedule 14A - File No. 1-12989, filed April 12, 2005

Dear Mr. Conde:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe that members of your senior management and the private equity fund sponsors are not affiliates engaged in the going private transaction. In particular, we note that management will retain their positions with the surviving corporation following the reverse stock split and are providing financing to pay for the offer. Please see Section III of
Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Alternatively, revise to include these persons as filing persons on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule
13E-3 and its instructions for any filing persons added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of
Release No. 34-17719.

2. We note your reference in your DEFA 14A filed April 22, 2005 regarding "SunGard`s `Safe Harbor` Statement under Private Securities
Litigation Reform Act of 1995."  By its terms, the Private
Securities
Litigation Reform Act safe harbor for forward-looking statements does not apply to statements made in connection with going private transactions. Please refer to Telephone Interpretation M.2 in the July 2001 Supplement to our Manual of Publicly Available Telephone Interpretations. Please also see Section 21E of the Exchange Act and
Section 27A of the Securities Act. Please confirm that you will not reference the safe harbor in any future filings made in connection with this transaction.

Schedule 13E-3

Item 4.  Terms of the Transaction

3. We note your incorporation by reference of the information set forth under "Special Factors-Background of the Merger" in response to the disclosure required under Item 1004(e) of Regulation M-A.
Please
explain how the information set forth in "Special Factors-
Background
of the Merger" addresses Item 1004(e).

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

4. It appears that your disclosure under "Executive Compensation-Certain Transactions with Management" and "-Certain Relationships and
Related Transactions" may be applicable to the disclosure required under Item 1005(a)(2) of Regulation M-A. For example, under "- Certain Transactions with Management" you disclose transactions between entities owned by Mr. Mann, a director, and you for travel-related services for your executives resulting in payments of approximately $117,000 to such entities. Please revise as necessary.

5. Please address whether any agreement between Solar Capital, as a filing person, and the investors that own Solar Capital require disclosure pursuant to Item 1005(e) of Regulation M-A. For instance, it appears that Item 1005(e) may require you to disclose the agreements discussed in "Special Factors-Financing." Please also note the exhibit filing requirements pursuant to Item 1016 of Regulation M-A.

Item 10.  Source and Amounts of Funds or Other Consideration

6. We note your disclosure on page 55 discussing an alternative financing arrangement with respect to a $3 billion proposed debt placement. Please disclose whether any alternative financing arrangements or plans exist in the event your primary financing plans fall through. Please see Item 1007(b) for additional guidance.

7. Please briefly describe any plans or arrangements to finance or repay your debt financing arrangements. Please see Item
1007(d)(2)
for additional guidance.

Item 13.  Financial Information

8. It appears that the information set forth in your proxy statement under "Ratio of Earnings to Fixed Charges" may be responsive to this disclosure requirement. Please see Item 1010(a)(3) of Regulation
M-
A.

Schedule 14A

9. The proxy statement should begin with a Summary Term Sheet setting forth the principal terms of the transaction, not summarizing the entire document. It should be no longer than a page and a half. Please revise. For further guidance, see Item 1001 of Regulation M-
A, and review Section II.F.2.a of Release No. 33-7760. In addition, revise the structure of your proxy statement so that the "Special Factors" section is at the beginning of the proxy statement. Refer to Rule 13e-3(e)(1)(ii). In this regard, please revise your Questions and Answers and summary to delete duplicative information and provide only material information.

10. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Where appropriate please revise to summarize all the presentations or reports provided by the various investment banking firms you reference during the course of the meetings you have described, including preliminary analyses and reports. In addition, please disclose whether any presentations and reports were made with regard to the proposed spin-off, provide an appropriate summary and attach the reports as exhibits.

Questions and Answers about the Annual Meeting and the Merger

Are appraisal rights available?, p. 5

11. Please revise to disclose that any stockholder intending to exercise their appraisal rights must not vote or otherwise submit a proxy in favor of the adoption of the merger agreement.

What are the consequences of the merger to our executive officers?, pp. 5-6

12. We note that your management participants will receive
"certain
gross-up payments for excise taxes" resulting from the merger.
Please quantify the payments and elaborate in plain terms what such payments are for and what the taxes represent. Provide corresponding disclosure on page 12.

13. Briefly quantify all payments to be received by management participants.

Should I send in my stock certificates now?, p. 7

14. Please clarify your answer to address any similar concerns that may be raised by stockholders who hold their shares in "street name."

Summary

Voting and Proxies, p. 9

15. We reference your statement that stockholders may vote over the
Internet. Advise us of the means by which stockholders will be permitted to vote by Internet.

Board Recommendation, p. 10

16. Please identify the other director who did not vote at the special meeting called to consider the merger agreement and merger.
Please see Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation
S-
K for additional guidance. Further, please clarify your disclosure to indicate that Mr. Conde and the director by their absence did not approve the merger agreement nor recommend to your stockholders that they vote for the adoption of the merger agreement, if that is the case.

Termination Fees and Expenses, p. 15

17. Briefly describe the "certain conditions" to which you refer.

Expenses of Proxy Solicitation, p. 21

18. We note that you may solicit proxies via "electronic means of communication." Advise us whether the means by which you intend to solicit includes the Internet. In addition, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet must be filed under the cover of
Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Special Factors

Background of the Merger, pp. 22-28

19. Identify the advisors to Silver Lake Partners present at the various meetings.

20. Revise your disclosure throughout this section to describe the substance of the discussions or negotiations rather than merely generically listing the type of items discussed.

21. With reference to the fifth paragraph on page 27, please expand your disclosure to discuss your response(s) with respect to these other proposals and whether you requested any formal proposals of these other offerors. Further, please elaborate on the last sentence in the paragraph. Explain your use of the term "counterparty" and the relevance of your disclosure of a specific instance in which someone noted that they would not be competitive with the price offered by Silver Lake. Was this counterparty further along in discussions with you then the other offerors? As a counterpoint to your last sentence, did any other party indicate that they would be competitive with the price offered by Silver Lake?

22. We note your disclosure on pages 27 and 28 in which Morgan Lewis summarized for your board of directors in its March 22 meeting the terms on which management would participate in the transaction. Please disclose the extent to which management`s terms for the transaction resulted in any changes to the transaction terms that were subsequently conveyed to Silver Lake and implemented into the final terms for the transaction.

Reasons for the Merger, pp. 28-31

23. We note your statement "including the following" preceding the reasons for the board`s determination. Please identify all the reasons supporting the board`s decision.

24. Please revise to expressly indicate whether the board believes the Rule 13e-3 transaction is both substantively and procedurally fair to the your unaffiliated shareholders and the bases for the belief. Refer to Question and Answer No. 21 of Release No. 34-17719.
Your disclosure indicates that the board of directors determined that the merger is fair to, and in the best interests of, your stockholders other than certain executive officers and other members of senior management. Item 1014 of Regulation M-A requires each filing person to opine as to the fairness of the transaction to the unaffiliated stockholders only. We believe the concept of fairness to non-affiliates may be slightly different than fairness to your defined class. Please revise to expressly direct the procedural and substantive fairness determinations to unaffiliated stockholders separately. Provide the same revision with respect to the other
Schedule 13E-3 filing persons.

25. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in
considerable
detail. Revise each filing person`s fairness determination to address in detail all of the factors listed in Instruction 2 to Item
1014 of Regulation M-A. For example, we note that the board of directors either does not address or does not provide sufficient analysis regarding the factors listed in Instruction 2(ii)-(vii). If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. In that regard, we note that your references to liquidity and net book value are insufficient.  See Question and Answer No.
20
of Release No. 34-17719 (...the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values).

26. Revise the fairness discussions to ensure that each one separately addresses Item 1014(d) and (f) of Regulation M-A as well as the absence of a special committee. If a conclusion was reached that the transaction is procedurally fair, disclose why such a conclusion was reached in the absence of the cited procedural safeguards.

Opinion of Credit Suisse First Boston LLC, pp. 32-39

27. Provide in your summary all the information Item 1015(b)(6) of Regulation M-A requires. In that regard, delete references on page
32 to the opinion for a discussion of the procedures followed, assumptions made and limitations on the scope of the review. Provide a summary of the instructions given to the advisor by the board of directors regarding the preparation of its report. Also, the discussion should not be "qualified in its entirety."

28. We note your reference on page 32 to non-public information furnished by you. Disclose all of the financial forecasts that management provided and any projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

29. Revise to include a more detailed summary of the analyses the advisor performed, including the multiples (and how the advisor arrived at the various multiples), ranges, means/medians and quantified values that it calculated for each analysis and any assumptions that it made. In each analysis please quantify any adjustments that the advisor made and explain why the adjustments were appropriate. Also, for each analysis indicate whether any underlying data points were either not available or not considered.
If a data point was not considered or deemed relevant, please explain why.

30. Including a brief and concise summary for each analysis explaining why the transactions or companies selected were considered generally comparable to either this transaction or to SunGard.

31. We note that certain valuation analyses done by Credit Suisse First Boston gave pro forma effect to the disposition of Brut LLC and certain acquisitions. Please expand your discussion to explain the reason for giving the transactions pro forma effect and how pro forma effect is given to internal management estimates. Were they recent transactions not encompassed in 2004 revenue? Also, who gave them pro forma effect-management or Credit Suisse First Boston? Did Lazard`s valuations also take into account such pro forma effect?

32. We note certain multiples as well as discount rates used with respect to the discounted cash flow analysis done by Credit Suisse First Boston. We also note the use of assumed perpetual growth rates and discount rates with respect to Lazard`s analysis. Please disclose how such multiples, discount rates and perpetual growth rates were determined for use.

33. We note your disclosure regarding the selection of Credit
Suisse
First Boston based partly on their familiarity with you and your business. Please disclose the length of time that Credit Suisse
First Boston has served as a financial advisor to you.

34. Describe any material relationship with and quantify any consideration paid to Credit Suisse in the preceding two years.
See
Item 1015(b)(5).

Opinion of Lazard Freres & Co. LLC, p. 39

35. To the extent comments relating to Credit Suisse First Boston apply to the Lazard`s opinion, provide comparable disclosure.

Position of Cristobal Conde as to Fairness, p. 47

36. Delete the introductory paragraph. Mr. Conde is a filing person.

37. We note your statement that Mr. Conde is adopting the conclusions of the board of directors. Item 8 of Schedule 13E-3 requires a discussion of the material factors upon which a belief as to fairness is based. If one party relied upon the analysis of another, such as the board or a financial advisor, that party must expressly adopt the analyses, as well as the conclusion, of the other.

Position of Merger Co as to Fairness p. 47

38. Delete the introductory sentence. Solar Capital is identified as a filing person.

39. Item 8 of Schedule 13E-3 requires a discussion of the material factors upon which a belief as to fairness is based. If one party relied upon the analysis of another, such as the board committee or a financial advisor, that party must expressly adopt the conclusion and analyses of the other.

Purposes, Reasons and Plans for SunGard after the Merger, pp. 48-
49

40. We note your statement in the first paragraph on page 49 regarding "transaction costs that are lower than they would be in a two step transaction." Please elaborate on what you mean by a "two step transaction" and why transaction costs would be lower. In addition, please discuss any other alternatives that were considered in order to achieve the objectives of the transaction, and discuss why the current transaction was deemed superior. For example, expand your disclosure to explain why the offer was deemed superior to the proposed spin-off.

Certain Effects of the Merger, p. 49

41. The effects of the Rule 13e-3 transaction upon the filing persons have not been fully explained to the public stockholders. For example, revise to include the effect the Rule 13e-3 transaction will have upon the filing persons` interest in net book value and net earnings of the issuer in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

Interests of the Company`s Directors and Executive Officers in the Merger

Equity Investment in the Surviving Corporation by Executive
Officers,
pp. 61-62

42. We note that management participants may make their equity investments by way of cash, contributing SunGard shares or converting existing SunGard stock options to those for shares in the surviving corporation. If available, please disclose how each of the management participants intends to make their equity investments.

43. We note that you only list 14 of 17 management participants.
Please identify the three other management participants and provide comparable disclosure.

Material U.S. Federal Income Tax Consequences, p. 67

44. Please eliminate the language that the discussion "is a general discussion." We believe these statements might suggest that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

45. Revise to discuss the federal tax consequences of the Rule
13e-3
transaction on the company and the filing persons.  See Item
1013(d)
of Regulation M-A.

Certain Projections, p. 69

58.	Identify the assumptions and estimates underlying the
projections.

Election of Directors (Proposal No. 3)

46. Please ensure that your disclosure conforms to the requirements of Item 401 of Regulation S-K. We note, for example, that your disclosure appears to indicate that Mr. Eisenstat currently serves as a director of a public company other than SunGard. Directorships of public companies are required to be disclosed pursuant to Item 401(e)(2).

47. Pursuant to Item 7(a) of Schedule 14A, please provide the information required by Instruction 4 to Item 103 of Regulation S-K with respect to your directors and executive officers.

Ratification of Appointment of our Independent Registered Public
Accounting Firm (Proposal No. 4)

Audit Committee Pre-approval of Audit and Permissible Non-audit
Services..., p. 119

48. Please provide the disclosure required pursuant to Item
9(e)(5)(ii) of Schedule 14A.

Closing Comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


*              *              *              *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 if you have questions or comments. If you need further assistance, you may contact me at (202) 551-3345.

	Sincerely,


	Michael Pressman
Special Counsel
Office of Mergers and Acquisitions

cc:	Via Facsimile
	Clare O`Brien, Esq.
	Creighton O`M. Condon, Esq.
	Shearman & Sterling LLP
	599 Lexington Avenue
	New York, New York 10022-6069
	(212) 848-4000
	Fax: (646) 848-7179
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Mr. Cristobal Conde
May 12, 2005





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